UBS Commercial Mortgage Securitization Corp.
 1285 Avenue of the Americas
New York, New York  10019
(212) 713-2000

November 20, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	UBS Commercial Mortgage Securitization Corp. Registration Statement on Form SF-3 (File No. 333-207340)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, UBS Commercial Mortgage Securitization Corp. (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 10:00 a.m., Washington, D.C. time, on November 24, 2015 or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

UBS COMMERCIAL MORTGAGE SECURITIZATION CORP.

By:	/s/ David Nass
	Name:	David Nass
	Title:	President, Chief Executive Officer and Managing Director (Principal Executive Officer)

		By:	/s/ Rodney Malone
			Name:	Rodney Malone
			Title:	Executive Director and Treasurer (Principal Financial Officer and Principal Accounting Officer)

cc:	Frank Polverino Cadwalader, Wickersham & Taft LLP